                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                                (Amendment No. 1)





                               HS Resources, Inc.
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                                (Name Of Issuer)


                            Common Stock, Par Value
                                $.001 per share
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                         (Title of Class of Securities)


                                   404297103
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                                 (Cusip Number)














                      (Continued on the following page(s))

                                Page 1 of 6 Pages

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CUSIP NO.  404297103    13G     Page 2 of 6 Pages
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 HS Resources, Inc.

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  1            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               The Chase Manhattan Corporation - CMC
               The Chase Manhattan Bank - CMB
               Chase Manhattan Capital Corporation - CMCC
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  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A)
                                                                   (B)
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  3            SEC USE ONLY


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  4            CITIZENSHIP OR PLACE OF ORGANIZATION
               The Chase Manhattan Corporation - Delaware
               The Chase Manhattan Bank - New York
               Chase Manhattan Capital Corporation - New York
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 NUMBER        5   SOLE VOTING POWER
 OF                CMC  -  None
 SHARES            CMB  -  None
                   CMCC -  None
               -----------------------------------------------------------------
 BENEFICIALLY  6   SHARED VOTING POWER
 OWNED BY          CMC  -  None
                   CMB  -  None
                   CMCC -  None
               -----------------------------------------------------------------
 EACH          7   SOLE DISPOSITIVE POWER
 REPORTING         CMC  -  None
 PERSON            CMB  -  None
                   CMCC -  None
               -----------------------------------------------------------------
 WITH          8   SHARED DISPOSITIVE POWER
                   CMC  -  None
                   CMB  -  None
                   CMCC -  None
--------------------------------------------------------------------------------
  9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   CMC  -  None
                   CMB  -  None
                   CMCC -  None
--------------------------------------------------------------------------------
 10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*


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 11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   CMC  -  0%
                   CMB  -  0%
                   CMCC -  0%
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 12            TYPE OF REPORTING PERSON *
                   CMC  -  HC
                   CMB  -  BK
                   CMCC -  HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a). Name of Issuer:                  HS Resources, Inc.

Item 1(b). Address of Issuer's:             One Maritime Plaza, 15th Floor
           Principal Executive Offices      San Francisco, Ca.  94111

           Principal Executive Officer:

Item 2(a). Name of Person Filing:           This notice is filed by The Chase
                                            Manhattan Corporation (CMC) and its
                                            wholly owned subsidiaries, The Chase
                                            Manhattan Bank (CMB ), and Chase
                                            Manhattan Capital Corporation - CMCC


Item 2(b). Address of Principal Business    CMC:  270 Park Avenue
           Office:                                New York, NY 10017
                                            CMB:  270 Park Avenue
                                                  New York, NY 10017
                                            CMCC: 270 Park Avenue
                                                  New York, NY 10017

Item 2(c). Citizenship:                     CMC - Delaware
                                            CMB - New York
                                            CMCC: New York
Item 2(d). Title of Class of Securities:    Common Stock, Par Value
                                            $.001 per Share


Item 2(e). CUSIP Number:                    404297103

                               HS RESOURCES, INC.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [   ]  Broker or dealer registered under Section 15 of the Act.

         (b) [ X ]  Bank as defined in Section 3(a)(6) of the Act.

         (c) [   ]  Insurance Company as defined in Section 3(a)(19) of the Act.

         (d) [   ]  Investment Company registered under Section 8 of the
                    Investment Company Act.

         (e) [   ]  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940.

         (f) [   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section
                    240.13d-1(b)(1)(ii)(F)].

         (g) [ X ]  Parent Holding Company, in accordance with Section
                    240.13d-1(b)(ii)(G).

         (h) [   ]  Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.  Ownership:

         (a)     Amount Beneficially Owned:                    CMC  -  None
                 As of December 31, 1996                       CMB  -  None
                                                               CMCC -  None
         (b)     Percent of Class:                             CMC  -  0%
                                                               CMB  -  0%
                                                               CMCC -  0%
         (c)     Number of shares as to which such person has:

         (i)     Sole power to vote or to direct the vote:
                                                               CMC  -  None
                                                               CMB  -  None
                                                               CMCC -  None

         (ii)    Shared power to vote or to direct the vote:
                                                               CMC  -  None
                                                               CMB  -  None
                                                               CMCC -  None

                               HS RESOURCES, INC.


         (iii)   Sole power to dispose or to direct the disposition of:
                           CMC  -  None
                           CMB  -  None
                           CMCC -  None
         (iv)    Shared power to dispose or to direct the disposition of:
                           CMC  -  None
                           CMB  -  None
                           CMCC -  None
Item 5.  Ownership of Five Percent or Less of a Class:
         Yes - Less than 5% holdings


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

         Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.  Identification and Classification of Members of this Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

         HS RESOURCES, INC.


Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:       February 12, 1997



The Chase Manhattan Bank

  /S/ Allan Nemethy
-----------------------------------
           Allan Nemethy
           Trust Officer


Chase Manhattan Capital Corporation         Chase Manhattan Capital Corporation

  /S/ Allan Nemethy                              /S/ Anthony J. Horan
-----------------------------------         ------------------------------------
           Allan Nemethy                           Anthony J. Horan
           Trust Officer                           Corporate Secretary
of the Chase Manhattan Bank